UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mammatech Corporation
(Name of Issuer) Common Stock, par value $.0001
(Title of Class of Securities) 561508 20 1
(CUSIP Number)

Eric Stoppenhagen
c/o Mammatech Corporation
930 NW 8th Ave Gainesville, Florida 32601
(352) 375-0607
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561508 20 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Eric Stoppenhagen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 561508 20 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Verdad Telecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, USA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Schedule 13D/A (“Amendment No.”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2010 (the “Original Filing”).  Terms not defined herein but used herein shall have the meaning ascribed to them in the Original Filing.

Item 1. Security and Issuer.

This Amendment No. 1 does not amend or supplement the response to Item 1 contained in the Original Filing

Item 2. Identity and Background.

This Amendment No. 1 does not amend or supplement the response to Item 1 contained in the Original Filing

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing, is supplemented and amended by the information below.

On March 9, 2011, Dynamic Energy Development Corporation, Verdad Telecom, Inc. and Mammatech Corporation entered into a Share Exchange Agreement, pursuant to which Verdad Telecom, Inc. owning an aggregate of 44,786,188 shares of common stock, $.0001 par value per share of Mammatech, equivalent to 85.5% of the issued and outstanding common stock  would return their shares to treasury and Dynamic Energy Development Corporation shareholders would exchange 17,622,692 Dynamic Energy Development Corporation  shares on a one for one basis of newly issued Mammatech shares.  In return for delivering such shares to treasury the Verdad would receive $322,000. The transaction closed on March 11, 2011.  Eric Stoppenhagen holds a 100% beneficial ownership interest in Verdad Telecom through direct ownership.

The purpose of the transactions by Verdad Telecom, Inc. was to dispose of its interests in the Issuer.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of March 11, 2011, Verdad Telecom owned zero shares of Common Stock of the Company.  Assuming a total of 52,409,888 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended November 30, 2010, Verdad Telecom’s ownership constitutes approximately 0.0% of the shares of the Company’s Common Stock issued and outstanding.

            Eric Stoppenhagen beneficially owns zero shares of Common Stock of the Company in so far as he is the sole stockholder of Verdad Telecom and has the power to vote and direct the disposition of such securities.  Assuming a total of 52,409,888 shares of Company Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended November 30, 2010, Mr. Stoppenhagen’s beneficial ownership constitutes 0.0% of the shares of the Company’s Common Stock issued and outstanding.

            Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.
1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Verdad Telecom, Inc., a Nevada corporation

Dated: March 16, 2011	/s/ Eric Stoppenhagen
By: Eric Stoppenhagen
Its: President

Eric Stoppenhagen, an individual

Dated: March 16, 2011	/s/ Eric Stoppenhagen

EXHIBIT INDEX

Exhibit No.
1	Joint Filing Agreement.